# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 20/20 Biolabs, Inc., CIK 0001139685
CUSIP: 90138K101
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 15810 Gaither Road, Suite 235, Gaithersburg, Maryland (MD), 20877
Date of event which requires filing of this statement: 02/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002117992

## Reporting persons
- Full Succeed International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 651,465; shared voting power 0; sole dispositive power 651,465; shared dispositive power 0; aggregate amount beneficially owned 651,465 (6.3% of the class)
  Comment: The response to Row 11 above is based on 10,347,232 shares of common stock of the Issuer outstanding as of February 19, 2026.
- Nengyuan Pan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 651,465; sole dispositive power 0; shared dispositive power 651,465; aggregate amount beneficially owned 651,465 (6.3% of the class)
  Comment: The number of shares stated above represents shares of common stock held by Full Succeed International Limited. The response to Row 11 above is based on 10,347,232 shares of common stock of the Issuer outstanding as of February 19, 2026.
- Wei Lu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 651,465; sole dispositive power 0; shared dispositive power 651,465; aggregate amount beneficially owned 651,465 (6.3% of the class)
  Comment: The number of shares stated above represents shares of common stock held by Full Succeed International Limited. The response to Row 11 above is based on 10,347,232 shares of common stock of the Issuer outstanding as of February 19, 2026.

## Item 1. Issuer
Name of issuer: 20/20 Biolabs, Inc.
Address of issuer's principal executive offices: 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Full Succeed International Limited ("Full Succeed"), Nengyuan Pan, an individual, and Wei Lu, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 23F, 1333 Lujiazui Ring Road, Pudong New Area, Shanghai, People's Republic of China
Citizenship: Full Succeed was organized in the British Virgin Islands. Nengyuan Pan and Wei Lu are citizens of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Full Succeed is the record holder of 651,465 shares of common stock of the Issuer. Nengyuan Pan and Wei Lu are the Directors of Full Succeed and share voting and dispositive power over the shares held by it. Each of Nengyuan Pan and Wei Lu disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest, if any, in such shares.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Shared power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Full Succeed International Limited: /s/ Nengyuan Pan, Nengyuan Pan, Director (03/10/2026)
- Nengyuan Pan: /s/ Nengyuan Pan, Nengyuan Pan (03/10/2026)
- Wei Lu: /s/ Wei Lu, Wei Lu (03/10/2026)